Filed Pursuant to Rule 433

Registration No. 333-207668

CITIZENS FINANCIAL GROUP, INC.

$300,000,000

300,000 Shares of 6.000% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B

Liquidation Preference $1,000 Per Share

Term Sheet

May 21, 2018

The following information relates only to Citizens Financial Group, Inc.’s offering (the “Offering”) of its 6.000% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B and should be read together with the preliminary prospectus supplement dated May 21, 2018 relating to this Offering and the accompanying prospectus dated October 29, 2015 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Title of Security:	6.000% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”)

Size:	300,000 shares

Expected Security Ratings*:	BB+ (Stable outlook) / BB- (Stable outlook) (Standard & Poor’s / Fitch)

Trade Date:	May 21, 2018

Original Issue Date (Settlement):	May 24, 2018 (T + 3)**

Offering Price Per Share:	$1,000

Aggregate Offering Price:	$300,000,000

Liquidation Preference:	$1,000 per share of Series B Preferred Stock

Dividend Rate (Non-Cumulative):	A fixed rate per annum equal to 6.000% from the original issue date to, but excluding, July 6, 2023 and a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date (as defined in the Preliminary Prospectus) plus 3.003% from and including July 6, 2023

Dividend Payment Dates:	If declared, January 6 and July 6 of each year, commencing on January 6, 2019 and ending on July 6, 2023, and thereafter, if declared, on January 6, April 6, July 6 and October 6 of each year, commencing on October 6, 2023

Optional Redemption:	At the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after July 6, 2023 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends

Underwriters’ Commission:	1.000%

Proceeds to Issuer (before expenses):	$297,000,000

CUSIP/ISIN:	174610 AP0 / US174610AP06

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Barclays Capital Inc. Citizens Capital Markets, Inc.

Co-Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the shares of Series B Preferred Stock will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the third business day following the date of this Term Sheet (this settlement cycle being referred to as “T + 3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the Trade Date will be required, by virtue of the fact that the shares of Series B Preferred Stock initially will settle in T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of Series B Preferred Stock who wish to trade the shares on the Trade Date hereof should consult their own advisors.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Barclays Capital Inc. toll-free at 1-888-603-5847 or Citizens Capital Markets, Inc. at 1-203-900-6763.